Catabasis Pharmaceuticals, Inc.
100 High Street, 28th Floor

Boston, MA 02110

April 14, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catabasis Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-254174 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Catabasis Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-254174) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on April 16, 2021, or as soon thereafter as practicable.

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Very truly yours,

Catabasis Pharmaceuticals, Inc.

By:	/s/ Ben Harshbarger
Name:	Ben Harshbarger
Title:	Senior Vice President, General Counsel

[Signature Page to Request for Acceleration]